Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (614) 716-1599

Michael G. Morris
Chairman, President and Chief Executive Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

> **Re:** **American Electric Power Company, Inc.**
> **Definitive 14A**
> **Filed March 15, 2007**
> **File No. 1-03525**

Dear Mr. Morris:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 21

1. Throughout this section, you indicate that you consider a named executive officer's individual performance and contributions in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

2. Your disclosure regarding the compensation paid to named executive officers is difficult to understand because of your extensive reliance on abbreviations to describe your named executive officers, compensation plans and plan goals. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided.

Compensation Program Design, page 21

3. You indicate that the human resources committee evaluates total rewards for the named executive officers by reviewing tally sheets. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. For example, discuss whether the human resources committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

4. Please discuss fully how each compensation element and the registrant's decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Please discuss how decisions regarding granting additional years of credit under retirement plans and granting continuing credits to Mr. Morris at the maximum rate affect decisions relating to other components of compensation. Also, Mr. Morris had a significant amount of restricted stock, restricted stock units and performance units that vested in 2006. To the extent material, discuss how amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x) of Regulation S-K.

5. Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer had the ability to call or attend human resources committee meetings, whether the chief executive officer met with the compensation consultant used by the human resources committee, whether the chief executive officer retained or had access to any other compensation consultant who

> influenced your executive compensation and the amount of input the chief
> executive officer had in developing compensation packages.

Compensation Peer Group, page 23

6. To the extent you engage in benchmarking against industry-specific compensation
   surveys, please disclose the human resources committee's analysis of the survey
   information in materially complete detail, including the identity of these
   companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation, page 24

7. Please discuss how you determine the amount and, where applicable, the formula
   for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. The
   discussion regarding the senior officer annual incentive compensation plan is
   difficult to understand. For example, it is unclear how you use the earnings per
   share score and the earnings per share modifier and what the various percentages
   signify regarding the performance categories you have disclosed.

Long-Term Incentive Compensation, page 27

8. Please provide analysis about how you determine the amount and, where
   applicable, the formula for each element to pay. See Item 402(b)(1)(v) of
   Regulation S-K. You should explain how the human resources committee
   determines the amount of performance units earned based upon three-year
   cumulative earnings per share relative to the target earnings per share. For
   example, please disclose the threshold and maximum earnings per share levels or
   disclose how the actual three-year cumulative earnings per share is compared to
   the target earnings per share to determine the actual amount of performance units
   earned. Please consider presenting this information in a tabular format. With
   respect to the total shareholder return relative to the S&P Utility Index, please
   provide additional context, such as the company's position within the index.

Change in Control Agreements, page 30

9. Please describe and explain how you determine the appropriate payment and
   benefit levels under the various circumstances that trigger payments or provision
   of benefits under the employment and severance agreements and change of
   control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
   Please discuss why you have chosen to pay various multiples of the components
   of compensation as severance or change of control payments.

2007 SOIP, page 44

10. You have indicated that the human resources committee "established safety, operations, regulatory, strategic initiatives and ongoing earnings per share measures for 2007 similar to those established for 2006." Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Change in Control, page 57

Change in Control, page 58

11. You have not defined key terms such as "cause" or "good reason" under the agreements. Please define terms throughout this section instead of referring to the agreements in which they are contained.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel